FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2015

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

        Yes                                           No            X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

        Yes                                           No            X

Banco Santander, S.A.

Item

1	Material Fact dated December 23, 2015

This Form 6-K is incorporated by reference into Banco Santander, S.A.’s Registration Statement on Form F-3 (File No. 333-207389) filed with the Securities and Exchange Commission.

MATERIAL FACT

Banco Santander has received from the European Central Bank a decision regarding prudential minimum capital requirements for 2016, following the results of the Supervisory Review and Evaluation Process (SREP).

The decision requires that Banco Santander group maintains a Common Equity Tier 1 capital ratio of 9.75% on a consolidated basis. This compares to a Common Equity Tier 1 of the group for regulatory purposes of 12.39% as of September 2015.

This 9.75% capital requirement includes: the minimum Pillar 1 requirement (4.5%); the Pillar 2 requirement including the capital conservation buffer (5.0%); and the requirement from its consideration as a global systemic financial institution (0.25%).

The decision also requires that Banco Santander, S.A. maintains a Common Equity Tier 1 capital ratio of 9.50% on an individual basis. This compares with a Common Equity Tier 1 for regulatory purposes of Banco Santander, S.A. of 14.19% as of September 2015.

This 9.50% capital requirement includes: the minimum Pillar 1 requirement (4.5%), and the Pillar 2 requirement including the capital conservation buffer (5.0%).

These capital requirements do not imply any limitations referred to in Regulation (UE) nº 575/2013 to distributions in the form of dividends, variable remuneration and coupon payments to holders of AT1 instruments.

Boadilla del Monte (Madrid), December 23rd, 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: December 24, 2015	By:	/s/ José García Cantera
Name: José García Cantera
Title: Chief Financial Officer